Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 24, 2017

Relating to Preliminary Prospectus Supplement dated January 24, 2017

Registration Statement No. 333-215678

Contact:	Mike Drickamer
Director, Investor Relations
Patterson-UTI Energy, Inc.
(281) 765-7170

Patterson-UTI Energy Comments on Expected Fourth Quarter 2016 Results

HOUSTON – January 23, 2017 – PATTERSON-UTI ENERGY, INC. (NASDAQ: PTEN) today announced that based on a preliminary analysis of the financial results for the three months ended December 31, 2016, the Company expects revenues of approximately $247 million, Adjusted EBITDA of approximately $44.0 million and a net loss of approximately $78.1 million, or $0.53 per share.

As of January 22, 2017, our rig count was 77 rigs in the United States and two rigs in Canada compared to the month of December 2016 where we had an average of 71 drilling rigs operating in the United States and two rigs in Canada. Additionally, in pressure pumping, we reactivated two frac spreads since mid-December at a cost of approximately $2 million per spread, including both operating and capital expenditures.

The Company expects to announce financial results for the quarter ended December 31, 2016 before the market opens on February 9, 2017. Management will host a conference call that same day at 9:00 a.m. Central Time. Participants can access the call by dialing (844) 498-0567 or (443) 961-0820 with the passcode 20803660. The call will also be webcast and can be accessed through a link in the Investors section of the Company’s website at www.patenergy.com. A replay of the conference call will be available on the Company’s website for two weeks.

All references to “per share” in this press release are diluted earnings per common share as defined within Accounting Standards Codification Topic 260.

About Patterson-UTI

Patterson-UTI Energy, Inc. subsidiaries provide onshore contract drilling and pressure pumping services to exploration and production companies in North America, and drilling rig pipe handling technology worldwide. Patterson-UTI Drilling Company LLC and its subsidiaries operate land-based drilling rigs in oil and natural gas producing regions of the continental United States and western Canada. Universal Pressure

Pumping, Inc. and Universal Well Services, Inc. provide pressure pumping services primarily in Texas and the Appalachian region. Warrior Rig Technologies Limited provides pipe handling components and related technology to drilling contractors around the world.

Location information about the Company’s drilling rigs and their individual inventories is available through the Company’s website at www.patenergy.com.

Important Information for Investors and Stockholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition by Patterson-UTI Energy, Inc. (“Patterson-UTI”) of Seventy Seven Energy Inc. (“Seventy Seven Energy”) in an all-stock transaction (the “proposed transaction”) will be submitted to the stockholders of each of Patterson-UTI and Seventy Seven Energy for their consideration. Patterson-UTI has filed a Registration Statement on Form S-4 that includes a prospectus and proxy statement jointly prepared by Patterson-UTI and Seventy Seven Energy. Seventy Seven Energy and Patterson-UTI may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PATTERSON-UTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Seventy Seven Energy and Patterson-UTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com under the tab “Investors” and then through the link titled “SEC Filings” or by contacting Patterson-UTI’s Investor Relations Department by email at investrelations@patenergy.com, or by phone at (281) 765-7100. Copies of the documents filed with the SEC by Seventy Seven Energy will be available free of charge on Seventy Seven Energy’s website at www.77nrg.com under the tab “Investors” and then through the link titled “SEC Filings” or by contacting Seventy Seven Energy’s Investor Relations Department by email at IR@77nrg.com or by phone at (405) 608-7730.

Participants in the Solicitation

Patterson-UTI, Seventy Seven Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Patterson-UTI in connection with the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in the Proxy Statement on Schedule 14A for Patterson-UTI’s 2015 annual meeting of shareholders, which was filed with the SEC on April 15, 2016. Information about the directors and executive officers of Seventy Seven Energy is set forth in the 2015 Annual Report on

Form 10-K/A for Seventy Seven Energy, which was filed with the SEC on April 29, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements, including statements regarding Patterson-UTI’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Patterson-UTI’s services and their associated effect on rates, utilization, margins and planned capital expenditures; global economic conditions; excess availability of land drilling rigs and pressure pumping equipment, including as a result of low commodity prices, reactivation or construction; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s SEC filings. Patterson-UTI’s filings may be obtained by contacting Patterson-UTI or the SEC or through Patterson-UTI’s web site at http://www.patenergy.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov. Patterson-UTI undertakes no obligation to publicly update or revise any forward-looking statement.

Patterson-UTI has prepared the preliminary financial data for the fourth quarter of 2016 presented in this press release based on the most current information available to management. Patterson-UTI’s normal financial reporting processes with respect to this preliminary financial data have not been fully completed, and thus actual financial results could be different from this preliminary financial data, and any differences could be material. You are cautioned not to place undue reliance on these estimates.

Patterson-UTI has previously indicated that, while it has the financial resources to repay Seventy Seven Energy’s indebtedness to be assumed upon completion of the pending merger, Patterson-UTI also expects to issue additional equity in connection with the proposed transaction in order to maintain Patterson-UTI’s historically conservative capital structure. Patterson-UTI may file a registration statement (including a prospectus) with the SEC for any such offering of equity securities to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Patterson-UTI has filed with the SEC for more complete information about Patterson-UTI and any such offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Patterson-UTI will arrange to send you the prospectus after filing if you request it by contacting Patterson-UTI’s Investor Relations Department by email at investrelations@patenergy.com, or by phone at (281) 765-7100.

PATTERSON-UTI ENERGY, INC.

Non-U.S. GAAP Financial Measures

(unaudited, dollars in thousands)

Three Months Ended December 31, 2016
Reconciliation of Adjusted EBITDA to net loss (1):
Net loss	$(78,122)
Income tax benefit	(43,677)
Net interest expense	8,590
Depreciation, depletion, amortization and impairment	157,225

Adjusted EBITDA	$44,016

(1)	Adjusted EBITDA is not defined by accounting principles generally accepted in the United States of America (“U.S. GAAP”). We present Adjusted EBITDA (a non-U.S. GAAP measure) because we believe it provides additional information with respect to both the performance of our fundamental business activities and our ability to meet our capital expenditures and working capital requirements. Adjusted EBITDA should not be construed as an alternative to the U.S. GAAP measure of net income (loss).